Exhibit 99.1
JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Schedule 13D to which this Agreement is an exhibit (and any further amendment filed by them) with respect to the shares of Common Stock of Dune Energy, Inc. This agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Strategic Value Partners, LLC	SVP Special Situations LLC
By: Strategic Value Partners, LLC
By: Victor Khosla, Chief Investment Officer		By: Victor Khosla, Chief Investment Officer

By: /s/ Victor Khosla	By:	/s/ Victor Khosla

Name: Victor Khosla	Name: Victor Khosla

Victor Khosla

By: /s/ Victor Khosla
Name: Victor Khosla